Exhibit 99.1

BEZEQ Q 2 2019 INVESTOR PRESENTATION August 29 , 2019

Forward - Looking Information and Statement This presentation contains general data and information as well as forward looking statements about Bezeq The Israel Telecommunications Corp . , Ltd ( “ Bezeq ” ) . Such statements, along with explanations and clarifications presented by Bezeq ’ s representatives, include expressions of management ’ s expectations about new and existing programs, opportunities, technology and market conditions . Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties . These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved . In addition, the realization and/or otherwise of the forward looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of Bezeq, including the risk factors that are characteristic of its operations, developments in the general environment, external factors, and the regulation that affects Bezeq ’ s operations . This presentation includes revenue and other figures that are based on external sources and various surveys and studies . Bezeq is not responsible for the content thereof . The information included in this presentation is based on information included in Bezeq ’ s public filings . However, some of the information may be presented in a different manner and/or breakdown and/or is differently edited . In any event of inconsistency between Bezeq ’ s public filings and the information contained in this presentation - the information included in the public filings shall prevail . The information contained in this presentation or which will be provided orally during the presentation thereof, does not constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Bezeq or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with or relating to any action, contract, commitment or to the securities of Bezeq . The presentation does not constitute a recommendation or opinion or substitute for the discretion of any investor . Ϯ

Bezeq - Largest Telecom Group in Israel (Q 2 2019 ) Q 2 19 Revenues of NIS 2.2 billion Q 2 19 Adjusted EBITDA of NIS 921 m illion ϭ͘ϴ  million fixed access lines  Ϯ͘Ϯ  million cellular subscribers ϱϲϱ͕ϬϬϬ  Pay - TV customers  ϭ͘ϲ  million broadband lines Ratings: Aa 2 .il, AA - .il ϯ

The Bezeq Group is continuing to implement its comprehensive strategic plan that includes significant steps towards streamlining and improving business performance . The program addresses the challenges faced by the Group and the future needs that are emerging in the telecommunications market environment, taking into consideration the complex regulatory limitations imposed on the Company Bezeq Group Strategy Significant decisions on all core issues of the Group for coming years – migration from satellite to IP - based broadcasting platform; deployment of 5 G; investment in ultra - fast Internet infrastructure Business oriented examination - lines, focus, and models of the Group companies Maintaining Bezeq as a strong and financially sound company Focus on streamlining, improving performance and profitability Working on all of the above while taking a " 360 degree view ” of all stakeholders and ensuring transparency and corporate governance ϰ

Bezeq Fixed - Line ϱ

Bezeq Fixed - Line – Focus on Customer Premises Strengthening the wireless network at the customer's premises BE router - Since its launch in April 2018 , more than 215 thousand customers have upgraded to the BE router (about 21 % of total Bezeq broadband retail lines) BE and Bspot services significantly reduce churn rate Launching of products which improve Internet deployment at home alongside value added services such as antivirus, network support, smart homes, etc Bezeq Fixed - Line is putting the customer's premises at the center and is working to deepen the customer experience through a variety of services ϲ 89 90 93 96 2016 2017 2018 1H 2019 Broadband Retail ARPU (NIS)

Bezeq Fixed - Line - Leadership in Business Segment Bezeq is enhancing its services in the business sector while providing tailor made solutions to suit customer needs Bezeq leads in business solutions and serves ~ 180,000 SMEs in Israel ϳ Selling  diversified business oriented tele communications  solutions  such as virtual exchanges, smart businesses, business call router, IPC, business camera, WIFI, remote backup, cyber for businesses Technological and infrastructure advantage – High speed Internet based on fiber optic network Simplif ying  service  and  sales  processes  through  digitalization  of  client  interfaces

In Israel there is a significant market for terminal equipment. The smartphone market alone is estimated at more than 3 million handsets sold each year at annual sales of NIS 6 - 7 billion Harnessing the power of the Bezeq brand and marketing strength is expected to significantly increase the overall revenue potential of this sector In 2019 Bezeq Fixed - Line entered the terminal equipment market - in the first stage through the sale of smartphones and televisions and in the future, the offering will expand to additional end - user equipment * Source: GFK Market Research ϴ Bezeq Fixed - Line - Marketing of Terminal Equipment

Plan Q 2 2019 employee streamlining already helped offset ongoing wage creep in the quarter The Company intends to take advantage of the total potential of the retirement plan for hundreds of additional employees under the terms of the current collective agreement (until 2021 ) Retirement expenses per employee are expected to be lower in the future as a result of the accounting provision recorded in 2018 for all of the Government transferred employees ϵ Bezeq Fixed - Line - Employee Streamlining

Plan Actions Taken The sale of the “ Sakia ” complex resulted in capital gains of NIS 403 million and net cash flow of NIS 174 million in Q 2 2019 The Company signed an agreement to transfer Bezeq's headquarters from Tel Aviv to Holon in 2021 . The move is expected to result in savings of tens of millions of shekels in operating expenses . Real estate sites have been reviewed and the Company is examining the sale of property in the amount of hundreds of millions of shekels in the coming years ( Megapops , Rishon Letzion property, etc.) ϭϬ Bezeq Fixed - Line - Reduction in operational real estate sites and sales of redundant assets Bezeq has begun to convert some of its properties to Data Centers utilizing the Company ’ s physical layout, communication connections and energy durability in currently owned buildings

Subsidiaries Bezeq International Pelephone ϭϭ

Pelephone – Growth alongside Innovation Subscriber Growth • Subscriber growth for over 3 consecutive years • Wide retail distribution • Advanced cellular network in Israel • Leading operator in business sector and cellular provider for Government offices Innovation • Connected cars, PTT, IOT , Big Data, Cyber, Cloud, ESIM • Winner of leading IOT projects in Israel Frequency Tender Pelephone is preparing for the frequency tender published by the MOC. The frequencies will also be used for 5 G ϭϮ Pelephone

Pelephone - Subscriber Growth Postpaid Subscribers* (in thousands) Pelephone Continued growth in the number of subscribers for more than three consecutive years mainly offset the decrease in prices and resulted in a significant slowdown in the erosion of revenues Ύ After adjusting for the disconnection and write off of CDMA subscribers in Q 2 - 16 ( 101 k) and Q 2 - 17 ( 13 k) ϭϯ

Competition in Cellular Market ϭϰ x The Israeli cellular market has 6 MNOs and additional MVNOs x Highly competitive market x Competition is mainly focused on pricing x The competitive dynamic and lack of recovery expected in the short - term resulted in Pelephone updating its financial forecasts ϭϰ Pelephone

Bezeq International - Wide Range of Services Bezeq International x Leading ISP in Israel x Advanced value added services for Internet customers x Operates high quality infrastructure including ownership of submarine cable Wide Range of Business Solutions x ICT solutions for business sector x Growth engines and diversified solutions: cyber ; cloud for businesses; DR, storage and backup x Wide distribution of data centers x Professional services in the areas of installation; service and project management in cyber security networking and systems Bezeq International is a significant player in a growing market ϭϱ

*According to the Globes index of 2018 **Includes a retroactive adjustment of 7,000 subscribers due to a change in the definition of a business subscriber yes - Israel ’ s Favorite Content Brand* In March 2019 yes won 21 awards at the Israeli Academy Awards Subscribers (in thousands) ϭϲ Quality viewing experience Leading Content: Original, diverse and high quality; Top class international content Brand with the highest customer satisfaction

ϭϳ Migration process to begin before the end of 2019 yes will gradually migrate from satellite to IP broadcasting in order to significantly upgrade the viewing experience as well as allow for the transfer of operations over the Group's infrastructure Transition to IP Broadcasting to Enhance Viewing Experience and Reduce Costs Over the next few years, yes will gradually replace set top boxes until full transition to IP service The fixed cost for satellite infrastructure will be replaced by the use of the Group's infrastructures Logistical flexibility and decrease in expenses such as: acquisition of set top boxes, installation and service costs Shelf STBs to replace tailor made - flexible operating system for the customer ϭϳ

Key Processes - Synergies and Streamlining ϭϴ ϭϴ

ϭϵ Play Launch x Adapting the offering to customer needs including Internet services, TV and home phone of Bezeq International and yes x The triple play, which combines the companies services, will result in operating efficiencies in sales and services ϭϵ

ϮϬ Maximizing Synergies in Subsidiaries – Employees and Labor Relations yes – Synergies and streamlining agreement for 2019 - 2021 Enables retirement of 325 employees as well as the non - recruitment of additional employees over the agreement period Streamlining procedures were implemented in 2019 in accordance with the agreement Bezeq International – Collective agreement  for 2019 - 2021 Enables retirement of 325 employees as well as the non - recruitment of additional employees over the agreement period . Implementation of the agreement is in process Pelephone Ongoing negotiations with labor union and implementing processes to reduce the number of employees by closing non profitable activities ϮϬ

Subsidiary companies – Decrease in Salary Expenses (NIS m) Ϯϭ 7 % y - o - y decrease in salary expenses in Q 2 2019 Ϯϭ 230 220 217 217 215 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 7%

ϮϮ Maximizing Synergies and Streamlining – Additional Processes Implemented x Transition to integrated management team while lowering number of senior managers by 50%; streamlining decision - making processes while saving millions of shekels per year x Financial savings due to joint purchasing x RFP published for unified CRM system for subsidiary companies ϮϮ

Plan Cross - selling - Improve marketing capability for customers who do not currently receive service from the three companies (by operating joint IT systems) One point of contact with the customer - improve service and reduce churn Maximize synergies of the various distribution and service channels of the three companies - ONE STOP SHOP Streamline salaries and other operating expenses through improved processes and joint purchasing Ϯϯ Maximizing Synergies in Subsidiaries – Processes in the Pipeline

Q 2 2019 Financial Results Ϯϰ

Ϯϱ Extraordinary Items in Q 2 2019 Financial Results x Write - off of the balance of the tax asset in respect of losses from yes of NIS 1.166 billion x Impairment loss in Pelephone assets of NIS 951 million x Capital gains of NIS 403 million for the sale of the “ Sakia ” complex Ϯϱ The financial results in the second quarter of 2019 were impacted by three extraordinary items

Ϯϲ Bezeq Group – Revenues _ (NIS millions) Bezeq International Pelephone Bezeq 1,064 1,043 1,026 1,043 1,020 602 604 618 578 570 375 367 356 343 337 336 333 370 341 339 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 2,224 2,333 2,301 2,326 2,256

Ϯϳ Bezeq Group – Salaries _ (NIS millions) Bezeq International Pelephone Bezeq 232 233 219 233 231 95 94 90 94 95 60 56 59 56 54 75 70 68 67 66 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 489 503 494 485 492

Ϯϴ Bezeq Group – Operating & General Expenses _ (NIS millions) Bezeq International Pelephone Bezeq 145 143 168 141 133 345 345 353 337 324 246 229 244 234 248 187 184 216 194 194 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 814 838 815 885 812

Ϯϵ Bezeq Group - ADJUSTED EBITDA* _ (NIS millions) * EBITDA adjusted for other operating expenses/ income, net and one - time losses from impairment of assets Bezeq International Pelephone Bezeq 687 667 639 669 656 161 165 176 147 151 69 83 52 53 35 74 79 86 80 79 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 921 992 992 952 956

ϯϬ *Adjusted for other expenses/income, net and one - time losses from impairment of assets  Bezeq Group - Net Profit/Adjusted Net Profit* _ (NIS millions) Net Profit Adjusted Net Profit 260 246 199 281 225 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019

ϯϭ Bezeq Group - Free Cash Flow | (NIS millions) 122 374 679 316 350 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Includes payment of permit fees and betterment tax of NIS 192 m Includes proceeds from sale of “ Sakia ” of NIS 155 m Includes net proceeds from sale of “ Sakia ” of NIS 174 m

ϯϮ Continued investments will maintain the future leadership and operational efficiency of the Bezeq Group Bezeq Group - CAPEX | (NIS millions)  * Includes payment of NIS 149 million for betterment levy in Q 2 2019 and payment of NIS 112 million for permit fees in Q 2 2018 in connection with the “ Sakia ” transaction Bezeq International Pelephone Bezeq 313 * 233 225 210 333 * 90 73 78 63 83 75 79 82 64 74 44 27 25 33 34 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 412 416 531 * 373 525 *

ϯϯ Subscribers (end of quarter, in thousands) Bezeq Group - KPIs Wholesale Broadband Lines TV Retail Broadband Lines Access Lines Cellular ARPU ( NIS per month) 52 51 51 50 49 57 68 66 63 64 93 93 96 96 97 215 210 206 200 198 Q2-2018 Q3-2018 Q4-2018 Q1-2019 Q2-2019 582 584 574 568 565 600 617 626 624 612 1,062 1,046 1,030 1,011 1,001 1,865 1,843 1,818 1,792 1,768 2,601 2,185 2,205 2,224 2,263 Q2-2018 Q3-2018 Q4-2018 Q1-2019 Q2-2019

Broadband Internet Trends | Retail and Wholesale



19.3%
21.2%
22.5%
24.2%
26.2%
27.9%
30.1%
32.5%
34.7%
36.1%
37.1%
37.8%
38.2%
37.9%
1,503
1,521
1,539
1,558
1,580
1,593
1,608
1,635
1,653
1,662
1,663
1,656
1,635
1,613
Q1 -16
Q2-16
Q3-16
Q4-16
Q1 -17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Q1-19
Q2-19
Total Broadband Subs (000's)
% Wholesale Subs

Bezeq
34

ϯϱ Bezeq Group – Net Debt Debt continuing to decrease over time Gross Debt Net Debt 9,401 9,022 8,885 8,544 8,419 12,000 11,947 11,179 11,156 11,334 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019

Bezeq ’ s responsible and prudent management of all financial aspects of the Company will solidify its financial strength and provide flexibility with its existing debt Principles of financial debt management: I. Seek to maintain prudent debt coverage ratios and AA credit rating range II. Continue to adapt the Company ’ s debt structure to its needs, inter alia , through extension of maturities (in 2019 the average duration of debt increased from 3.5 to 3.9 ) with the raising of long - term debt and repayment of short - term debt III. In 2019 , the Company raised NIS 1.39 billion and made early repayments of debt of NIS 438 million IV. Operate with high cash balances Financial Debt ϯϲ

Bezeq Group - 2019 Updated Guidance *CAPEX - payments (gross) for investments in fixed and intangible assets Net loss : Approximately NIS 1.1 billion (compared to net profit of NIS 900 million - NIS 1.0 billion in the Original Outlook) EBITDA : Approximately NIS 2.9 billion (compared to NIS 3.9 in the Original Outlook) CAPEX *: Approximately NIS 1.7 billion (unchanged) The Company shall report, as required, deviations of more/less than 10 % of the amounts stated in the Outlook . Due to extraordinary items in the second quarter of 2019 (write - off of the tax asset, impairment loss in Pelephone assets and the recording of capital gains from the sale of the "Sakia" complex) as well as the inclusion of estimated costs for early retirement in the Outlook, the Bezeq Group is updating its Outlook for 2019 , as originally published in the Company's periodic report as of December 31 , 2018 ("Original Outlook") as follows : ϯϳ

Bezeq Group - 2019 Updated Guidance (cont ’ d) The Group's updated Outlook includes the write - off of the balance of the tax asset in respect of losses from yes of NIS 1 . 166 billion, an impairment loss in Pelephone assets of NIS 951 million, capital gains of NIS 403 million from the sale of the "Sakia" complex and provisions of NIS 380 million for the early retirement of employees in Bezeq Fixed - Line, Pelephone, Bezeq International and yes . It is noted that NIS 360 million of the total forecasted provisions for early retirement have not yet been recorded as actual provisions in the financial statements and represents an estimate that may not be realized . The Company's forecasts in this section are forward - looking information, as defined in the Securities Law . The forecasts are based on the Company's estimates, assumptions and expectations and do not include the effects, if any, of the cancellation of the Group ’ s structural separation and the merger with the subsidiary companies and everything involved therein in 2019 . The Group's forecasts are based, inter alia , on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2019 . Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes and developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in sections 2 . 20 , 3 . 19 , 4 . 14 and 5 . 19 of the Periodic Report of 2018 , and specifically the risk factor detailed in section 2 . 20 . 12 of the Periodic Report of 2018 regarding the impairment of assets in the subsidiary companies . . ϯϴ

ϯϵ Thank You For more information please visit ir.bezeq.co.il